U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Adviser Managed Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

One Freedom Valley Drive

Oaks, PA 19456

Telephone Number (including area code): 610-676-1000

Name and address of agent for service of process:

Timothy D. Barto
SEI Investments Company
One Freedom Valley Drive
Oaks, Pennsylvania 19456

Copy to:

Timothy W. Levin, Esquire
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒  Yes          ☐  No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Oaks, Commonwealth of Pennsylvania on the 1st day of October, 2010.

ADVISER MANAGED TRUST

		By:	/s/ Stephen MacRae
		Name:	Stephen MacRae
		Title:	Trustee

Attest:	/s/ Stephen F. Panner
Name:	Stephen F. Panner
Title:	Treasurer & Chief Financial Officer